Exhibit 99.1

November 3, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the Third Quarter of 2013

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.4% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its third quarter of 2013 financial results, as published on November 1, 2013 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

LOCATION LOCATION LOCATION®

FIRST CAPITAL REALTY ANNOUNCES Q3 RESULTS

Strong stable properties performance; Continued value-add activities

Toronto, Ontario (November 1, 2013) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well-located, high quality, urban retail-centered properties, announced today financial results for the three and nine months ended September 30, 2013.

NINE MONTHS HIGHLIGHTS

	$ millions
Nine months ended September 30	2013	2012 (1)
Enterprise value	$7,164	$7,219
Debt to total assets	42.5%	40.6%
Debt to total market capitalization	44.7%	40.2%
Weighted average term of fixed-rate debt (years)	5.6	5.2
Property rental revenue	$474	$427
Net operating income (NOI) (2)	$298	$275

	in millions (except shares)		per share
Nine months ended September 30	2013	2012 (1)	2013	2012 (1)
Funds from Operations (FFO) (2)	$159.7	$140.0	$0.77	$0.76
FFO excluding other gains (losses) and (expenses)	$158.8	$138.9	$0.76	$0.76
Weighted average diluted shares for FFO (000s)	208,672	183,815
Adjusted Funds from Operations (AFFO) (2)	$164.2	$141.5	$0.73	$0.70
AFFO excluding other gains (losses) and (expenses)	$157.6	$139.6	$0.70	$0.69
Weighted average diluted shares for AFFO (000s)	224,006	201,532
Net income attributable to common shareholders	$167.0	$323.0	$0.80	$1.67

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Invested $457 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 543,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired one medical office and retail property, eleven properties adjacent to existing shopping centres, and five development land parcels. These acquisitions added 198,000 square feet of gross leasable area and 10.7 acres of land for future development;

•	Disposed of nine shopping centres, four land parcels and an interest in one land parcel and other real estate assets for gross proceeds of $264 million and a reduction in gross leasable area of 1,065,000 square feet;

•	3.4% total same property NOI growth; 2.2% same property – stable NOI growth;

•	9.9% rate per square foot increase on 656,000 square feet of renewal leases;

•	Occupancy of same property – stable of 97.3% as compared to 97.4% at June 30, 2012 and 97.4% at September 30, 2012;

•	Total occupancy of 95.0% compared to 95.2% at June 30, 2013 and 95.6% at September 30, 2012;

•	Gross new leasing totalled 658,000 square feet including development and redevelopment coming on line; lease closures totalled 459,000 square feet and closures for redevelopment totalled 107,000 square feet;

•	Completed new leasing on existing space totalling 347,000 square feet at an average rate of $20.26 per square foot; lease rates on new development and redevelopment coming on line totaling 311,000 square feet at an average rate of $24.19 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 5.0% versus all lease closures;

•	Average lease rate per occupied square foot increased by $0.32 from December 31, 2012 to $17.83 at September 30, 2013, including acquisitions and dispositions.

QUARTER HIGHLIGHTS

	in millions (except shares)		per share
Three months ended September 30	2013	2012 (1)	2013	2012 (1)
Funds from Operations (FFO) (2)	$53.5	$47.7	$0.26	$0.25
FFO excluding other gains (losses) and (expenses)	$53.1	$49.0	$0.25	$0.26
Weighted average diluted shares for FFO (000s)	208,819	189,028
Adjusted Funds from Operations (AFFO) (2)	$54.9	$49.2	$0.24	$0.24
AFFO excluding other gains (losses) and (expenses)	$53.3	$48.5	$0.24	$0.23
Weighted average diluted shares for AFFO (000s)	225,539	208,131
Net income attributable to common shareholders	$41.1	$101.9	$0.20	$0.51

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Invested $109 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 180,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired three properties adjacent to existing shopping centres, adding 35,000 square feet of gross leasable area;

•	2.9% total same property NOI growth; 0.5% same property – stable NOI growth;

•	Gross new leasing totalled 261,000 square feet including development and redevelopment coming on line; lease closures totalled 165,000 square feet and closures for redevelopment totalled 17,000 square feet;

•	Completed new leasing on existing space totalling 110,000 square feet at an average rate of $22.05 per square foot; lease rates on new development and redevelopment coming on line totaling 151,000 square feet at an average rate of $23.45 per square foot.

“We continue to spend most of our time harvesting the upside in our existing portfolio” said Dori J. Segal, President and CEO. “Given our portfolio’s superior demographics and the nature of our redevelopment activities, we believe this focus will result in superior returns with a lower level of risk.”

NET INCOME

	Three months ended September 30		Nine months ended September 30
($ millions, except per share amounts)	2013	2012 (1)	2013	2012 (1)
Net income attributable to common shareholders	$41.1	$101.9	$167.0	$323.0
Net income per share attributable to common shareholders (diluted)	$0.20	$0.51	$0.80	$1.67

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.

Net income attributable to common shareholders for the three months ended September 30, 2013 was $41.1 million or $0.20 per share (diluted) compared to $101.9 million or $0.51 per share (diluted) for the three months ended September 30, 2012. Net income attributable to common shareholders for the nine months ended September 30, 2013 was $167.0 million or $0.80 per share (diluted) compared to $323.0 million or $1.67 per share (diluted) for the nine months ended September 30, 2012.

For the three months ended September 30, 2013, the decrease in net income as compared to the same prior year period is primarily due to a $73.6 million difference in fair value gain on investment properties, offset by an increase in NOI resulting from acquisitions, development and redevelopment projects coming on line and same property NOI growth offset by dispositions. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities and growth of the Company.

For the nine months ended September 30, 2013, the decrease in net income as compared to the same prior year period is primarily due to a $199.2 million difference in fair value gain on investment properties and the related reduction in deferred income taxes, offset by an increase in NOI resulting from acquisitions, development and redevelopment projects coming on line and same property NOI growth offset by dispositions. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities and growth of the Company.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company, including certain cash and non-cash gains and losses as well as adjustments to non-controlling interest to reflect FFO attributable to the Company, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS.

In the third quarter of 2013, FFO increased to $53.5 million or $0.26 per share (diluted) from $47.7 million or $0.25 per share (diluted) in the same prior year period. Year-to-date, FFO increased to $159.7 million or $0.77 per share (diluted) from $140.0 million or $0.76 per share (diluted) in the same prior year period. The increase in FFO is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line, same property NOI growth and increased interest and other income from other real estate investments, offset by dispositions. The effects of the increase in NOI and interest and other income were partially offset by increases in interest expense and corporate expenses. On a per share basis, the increases in FFO were offset by an increase in the weighted average number of common shares outstanding resulting from various equity financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to non-controlling interest to reflect AFFO attributable to the Company. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures.

AFFO was $54.9 million or $0.24 per share (diluted) in the third quarter of 2013 compared to $49.2 million or $0.24 per share (diluted) in the same prior year period. AFFO included $1.6 million of other net gains primarily arising from the gain on settlement of litigation, compared to $0.7 million of other net gains in the same prior year period. AFFO was $164.2 million or $0.73 per share (diluted) in the nine months ended September 30, 2013 compared to $141.5 million or $0.70 per share (diluted) in the same prior year period. AFFO included $6.6 million of other net gains primarily arising from the net gain on sale of residential inventory, gain on settlement of litigation and realized gains on sale of marketable securities, compared to $2.0 million of other net gains in the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management‘s Discussion and Analysis for further information.

Property rental revenue, NOI, FFO and AFFO disclosed in this press release, include the Company’s portion of its joint venture accounts presented using the equity basis in the unaudited interim consolidated financial statements.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the three and nine months ended September 30, 2013:

•	Issued an additional $50 million principal amount of 4.43% senior unsecured debentures, Series O, maturing January 31, 2022, in the quarter, bringing the total unsecured debentures issued in the year to $450 million;

•	Repaid in the quarter a $7.0 million mortgage payable with an interest rate of 6.17%, ($172.7 million year-to-date repayments and prepayments at 5.19%. Year-to-date related prepayment penalties totalled $2.6 million);

•	Weighted average debt maturity of 5.6 years at September 30, 2013 compared to 5.3 years at December 31, 2012 and 5.2 years at September 30, 2012;

•	Weighted average interest rate on fixed-rate debt and senior unsecured debentures of 5.12% compared to 5.28% at December 31, 2012 and 5.41% at September 30, 2012.

2013 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2013 Guidance as at Q3		2013 Guidance as at Q2		Variance
	Low	High	Low	High	Low	High
Projected diluted net income per share	$1.05	$1.06	$1.04	$1.07	$0.01	$(0.01)
Adjustments
Projected fair value increase, deferred income taxes, other gains and losses	$(0.03)	$(0.03)	$(0.02)	$(0.02)	$(0.01)	$(0.01)
Projected FFO per share / FFO excluding other gains and losses (1)	$1.02/	$1.03/	$1.02/	$1.05/		$(0.02)/
	$1.02	$1.03	$1.02	$1.05	—	$(0.02)
Projected FFO ($ millions) (1)	$212.6	$215.3	$212.9	$219.3	$(0.3)	$(4.0)
Projected weighted average shares outstanding (in millions) for per share FFO calculations	208.9		209.0		(0.1)
Projected FFO ($ millions)	$212.6	$215.3	$212.9	$219.3	$(0.3)	$(4.0)
Projected weighted average shares outstanding (in millions) for per share FFO/AFFO calculations (including conversion of convertible debentures in AFFO)	225.4		225.4		—
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.94	$0.95	$0.94	$0.97	—	$(0.02)
Projected revenue sustaining capital expenditures	$(0.09)	$(0.09)	$(0.09)	$(0.09)	—	—
Projected non-cash items, net	$0.10	$0.11	$0.10	$0.10	—	0.01
Projected AFFO per share / AFFO excluding other gains and losses (1)	$0.95/	$0.97/	$0.95/	$0.98/	$0.00/	$(0.01)/
	$0.93	$0.95	$0.93	$0.96	$0.00	$(0.01)

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company‘s capital structure and cost of capital raised, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, FFO and AFFO are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2013 guidance (as of Q3 2013) is based on the following assumptions:

•	Total same property NOI growth of 2.9% to 3.1%; same property – stable NOI growth of 2.2% to 2.4%, increased from the prior quarter guidance;

•	Other gains (losses) and (expenses) of $0.5 to $1 million affecting FFO, including actual amounts recorded through September 30, 2013, consistent with the prior quarter guidance;

•	Development, redevelopment and expansion coming on line (space is turned over to tenants for fixturing) of 450,000 to 500,000 square feet with approximate invested cost of $200 to $230 million, including amounts that have come on line year-to-date, consistent with the prior quarter guidance;

•	Income-producing and other property acquisitions totalling approximately $210 to $230 million for the year assuming no accretion, including acquisitions completed through September 30, 2013 of $160 million, an increase from the prior quarter guidance;

•	Dilution from excess liquidity from financing and dispositions, including the $50 million of Series O unsecured debentures not previously included in guidance;

•	Additional $2 million in corporate expenses due to increased abandoned transaction costs and other corporate costs, compared to the prior quarter guidance;

•	Disposition of up to $245 million of income-producing properties in 2013 including dispositions of $233 million completed through September 30, 2013, materially consistent with the prior quarter guidance;

•	Revenue sustaining capital expenditures are expected to be approximately $0.78 per square foot on average, a decrease of $0.02 per square foot; and

•	Final closing and registration of the Fuzion condominium project now expected in the first quarter of 2014, extended from the fourth quarter of 2013.

Readers should refer to the section below titled “Forward-Looking Statements” for important information regarding the risks and uncertainties associated with the Company‘s guidance.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in Management’s Discussion and Analysis for the nine months ended September 30, 2013.

SUBSEQUENT EVENTS

Dividend

The Company announced that it will pay a fourth quarter dividend of $0.21 per common share on January 9, 2014 to shareholders of record on December 31, 2013.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three and nine months ended September 30, 2013 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s third quarter results on Friday, November 1, 2013 at 2:00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 6573767. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through November 15, 2013 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 2346908.

Webcast:

To access the webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 888-789-9572 or 416-695-7806. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well-located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 164 properties, including four ground-up development projects, totalling approximately 24.3 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and nine months ended September 30, 2013, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2013 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2013 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A in its 2012 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties, the ability of health care tenants to maintain licenses, certifications and accreditations; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases operating costs and property taxes; changes in governmental regulation; environmental liability and compliance costs; residential development, sales and leasing; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; compliance with financial covenants; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; and loss of key personnel.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR